Exhibit 99.1

FCA releases its 2017 Annual Report and files annual report on Form 20-F
Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) announced today that it has published its 2017 Annual Report and filed its annual report on Form 20-F, including financial statements for the fiscal year ended December 31, 2017, with the United States Securities and Exchange Commission.
FCA’s 2017 Annual Report and annual report on Form 20-F are available under the Investor’s tab on FCA’s website at http://www.fcagroup.com, where they can be viewed and downloaded.1 Shareholders may request a hard copy of these materials, which include FCA's audited financial statements, free of charge, through the contact below.
London, 20 February 2018

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com

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[1] The 2017 Annual Report, including information concerning The Netherlands as Home Member State, and the annual report on Form 20-F are available on the Company’s website (www.fcagroup.com) at
https://www.fcagroup.com/en-US/investors/financial regulatory/financial reports/Pages/2017.aspx and at https://www.fcagroup.com/en-US/investor relations/financial results regulatory filings/sec filings/Pages/default.aspx